GLORI ACQUISITION CORP.

3 Azrieli Center (Triangle Tower) 42nd Floor
Tel Aviv, Israel, 67023

011-972-3-607-5170

April 10, 2014

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall

RE:	Registration Statement on Form S-4 File No. 333-193387

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Glori Acquisition Corp. (the “Company”) respectfully requests that the registration statement on Form S-4, File No. 333-193387 (the “Registration Statement”), be declared effective at 4:00 PM, Washington, D.C. time, on April 11, 2014, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Glori Acquisition Corp.

/s/ Mark Chess
Mark Chess
Chief Executive Officer